	ArtMap Inc. dba HackerNoon		
	Statement of Stock Holders Equity		
	As of December 31, 2021	**As of December 31, 2022**	**As of December 31, 2023**
Equity			
Crowdfunding	$961,868.84	$961,868.84	$961,868.84
Opening Balance Equity	$1,365.72	$1,365.72	$1,365.72
Owner's Pay and Personal Expenses	-$224,761.70	-$222,761.70	-$80,916.45
Retained Earnings	-$713,902.69	-$568,023.61	-$1,189,181.48
Strategic Investments	$1,499,980.97	$1,499,980.97	$1,499,980.97
Net Income	$145,879.08	-$621,157.87	-$637,851.15
Total Equity	**$1,670,430.22**	**$1,051,272.35**	**$555,266.45**